

Mail Stop 4561

November 22, 2017

Roxanne Oulman
Chief Financial Officer
Callidus Software Inc.
4140 Dublin Boulevard, Suite 400
Dublin, California 94568

    Re: **Callidus Software Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 27, 2017
            File No. 000-50463

Dear Ms. Oulman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief
               Office of Information Technologies
               and Services